Filed by Amcor plc
Pursuant to Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Berry Global Group, Inc.
Commission File No.: 333-284248

Explanatory Note: The following is an excerpt of the transcript of the earnings release conference call and webcast held by Amcor plc on February 4, 2025 covering questions asked by analysts and responses provided by Amcor plc’s executive officers.

(Operator Instructions) Your first question comes from the line of Anthony Pettinari with Citi.

Anthony Pettinari You talked about potential divestitures to strengthen the business. I'm just wondering, do you expect that those could be impactful at all to synergy targets or timeline?

And then as the divestiture opportunity, do you think it's larger than maybe you had expected late last year when you announced the deal or if there's any kind of color you can give us in terms of whether these are more likely Berry assets, Amcor assets? Or just any additional color you can give?

Peter Konieczny Yes. Thanks, Anthony.

Look, I think you're talking about the portfolio pruning activities that I mentioned on a couple of calls earlier, and also in the context of the Berry combination.

For me or for us, this is one of the additional levers that we can pull in order to orient the business towards a stronger, faster-growing business organically and a business that is more attractive in terms of a higher and better margin quality.

Now with the combination with Berry, we have embarked on a work stream that essentially puts the whole portfolio on the table, and we have started the conversations around that.

So we're on it, and we're pretty much looking at everything. And as I said before, there are multiple criteria that we would apply to this analysis, but two of them are stronger intrinsic organic growth and then margin quality, would be the two outstandings.

It's a little early for us to say where we land and what we're going to do. I think we need a little more time in order to come to a conclusion on it.

But that is the key consideration here. I'm not sure it will have an impact on accelerating synergies and that's where you were coming from. I think it's really just about organic growth and making business more attractive in terms of margin quality.

[…]

Operator Your next question comes from the line of Daniel Kang with CLSA.

Daniel Kang So I understand that an integration planning event was recently held where both Amcor and Berry staff joined from global work streams.

Can you just shed some color on the event?

I'm interested in whether the leadership team managed to walk away with greater confidence and perhaps greater granularity on the target synergies?

Any comments that you can share, particularly on the key line items of procurement, G&A and operational, would be helpful?

Thanks, P.K.

Peter Konieczny Thanks, Daniel.

First of all, it's all accurate, what you said. We are according to the three priorities, we are also focusing on preparing the integration and we're expanding our initiatives across a broader base of colleagues of two businesses in order to get ourselves ready to get out of the blocks fast once the acquisition closes.

Now what we're currently doing is we're essentially organizing ourselves. It's still business as usual. We're still two different businesses. So we can't address the integration. We can't start doing that. We can just plan it.

But one of the things that we do, according to our playbook that we have within Amcor and Berry likewise has a lot of experience in integrating businesses, is we're setting ourselves up with an integration management office. Underneath that we're organizing ourselves with teams that will address the different work streams that will bring the two cultures together but then are also focused on generating the synergies so that we're able to deliver and outperform against that as the two companies come together.

Now to the extent we have an opportunity to look further into the estimates that we've made at the time we do actually gain confidence in the synergy bucket that we put into the market of the $650 million, most of which is cost related and breaks down on the cost side, if I put the financial synergy opportunities aside between procurement, SG&A and then operations.

So overall comment is, we're gaining more confidence in the numbers that we've put out there. And that also applies to procurement, which is the biggest single item with $325 million.

I just want to say, just to dimensionalize the number which comes across as a big number, we have a spend between the two combined companies of about $13 billion.

If you look at the raw material side, that's about $10 billion and if you look at the procurement opportunities against that spend, we're sitting around 3% of synergy capture, which we think is well aligned.

So very confident in the synergies at this point in time.

[…]

Operator Your next question comes from the line of Jakob Cakarnis with Jarden.

Jakob Cakarnis I just wanted to ask just about the trajectory in the health business.

So, obviously, some improvement there.

It sounds like it's pharma that's still dragging on volumes. Just wondering as we move through the balance of the year, should the Berry merger complete, what's the exposure like to healthcare overall post-merger?

And do you think that the momentum that you're seeing gives you further confidence that you can drive that organic sales growth in the combined entity as you plan to, please?

Peter Konieczny Yes. Well, thanks for that question because I'm a big healthcare fan.

So I can take a step back and maybe help you on how we look at that.

First of all, I believe that healthcare is a category that's a real gem in our portfolio.

We've always said that from an Amcor perspective, and we're excited about the combination with Berry also because we can strengthen that business.

Overall, when we combine the business, we're looking at about a $3 billion combined business in healthcare with really attractive exposures, which is also very complementary.

On the Berry side, think about multicomponent delivery devices, for example, inhalers that are being brought to market and that is something that on the Amcor side, we do not have in our portfolio.

So first of all, we believe that healthcare is a gem, while it has been sort of challenged over the last couple of quarters because of pretty much significant destocking. You asked about the destocking.

We were essentially convinced that all of our categories had to come to an end with destocking by the beginning of calendar 2024.

The one that was left over really was healthcare because the destocking trend has started later, and therefore, lasted longer.

As we then look at the first and the second quarter this fiscal year, we've definitely seen some destocking in the first quarter where the subcategory of medical had already returned to some growth, albeit small, but in pharma, we were pretty much challenged still with the destocking.

We have seen in the second quarter medical further improve and strengthen.

On the pharma side, we've seen destocking abate. And again, we would now be in a spot where we'd say to keep things simple. That destocking in healthcare is also over now realistically, there's probably going to be some lingering destocking that carries over in the third quarter. I think I said that earlier today on this call. But fin the grand scheme of things, again, I think destocking is completely over.

With that said, healthcare will return back to growth, and we will get back to the historical growth rates, 3%, 4% of healthcare over time. That will also take away the mix impact that we have in the translation to the bottom line. Overall, pretty excited with that going forward.

Operator Your next question comes from the line of Mike Roxland with Truist Securities.

Michael Roxland As you're proceeding through the due diligence process with Berry, is there anything that stands out that you weren't expecting, upside, downside?

My sense is that you, obviously, some of the synergies do have some upside given your comment P.K. earlier?

And then secondly, just given that growth, overall volume growth is slowly improving in the base Amcor business, is there anything you're doing maybe from a cost advantage point to help drive better profitability?

Peter Konieczny Yes, Mike, so I just got to think about the first question. There were two questions here.

Can you guys help me, what was the first one?

Tracey Whitehead Anything that stands out in the due diligence upside or downside?

Peter Konieczny Thank you.

So due diligence. Look, I would say there are no surprises on our side. As we moved from announcing the deal a couple of months ago to where we're at today. But you got to remember, it's business as usual at this point in time right?

So the data that we have available to look at is pretty much, for large extent, really just the data that we had.

That will significantly change only as we come to closing, which we expect to be in the middle of this calendar year, which has not changed versus what we've done before.

So that's the answer to the first part of your question. Is there anything positive or negative? We're pretty much in a spot where everything is as expected. And from a synergy perspective, you also mentioned that.

I think yes, we are becoming more confident in the synergies. So that is all positive.

Now the second part of the question Michael, do you want to take that?

Michael Casamento Yes. I'll take it along, P.K. Sure. Thanks for that part of the question, Mike.

Yes, on the cost side, we continue to focus on driving efficiency in our operations and our plants, managing the labor pool and flexing that to the volume as needed. We continue to look at the shift patterns and managing over time.

We've also still got some residual benefits to come through from the restructuring programs that we had in places where we called out a couple of years ago in relation to offsetting some of those disposed earnings from Russia.

So in the first half, we probably picked up about $7 million benefit down.

We've probably got another $7 million or so to come in the second half.

So overall, it's a really strong cost focus and both operationally and still some benefits to come from the restructuring.

So that's all factored into our guidance that we reaffirmed for the full year.

Operator Your next question comes from the line of John Purtell with Macquarie.

John Purtell Look, just coming back to Berry. Obviously, and thanks for the comments there on healthcare, Peter. But obviously, Berry globalizes your Rigids business. I mean what do you see as the sort of key benefits of that?

And if you can also please touch on the growth outlook for closures and dispensing systems and what that potentially gives you?

Peter Konieczny Thanks, John.

So on the Rigids business, you said it globalizes our Rigids business. Let me be a little more specific about that and pull it apart because I think it's really important.

First of all, in terms of quantum, our Rigids business, we summarized under the roof of Rigid Packaging, which is about a $3 billion business. The Berry business has a containers and closures business, which is about a $7 billion business. Hence, the combination will get us to a really scaled player and multi-regions. That's different from what we have today.

Now the key difference, though, is that we play only partly in the incomparable, call it, subsegments. When I dissect our Rigid Packaging business, I would split it generally between the North American beverage business, which we discussed quite often because it's a scale business. It's in the beverage side, it sits in North America, and it serves categories like isotonics, ready-to-drink tea, where we have some underlying challenges right now because it's a more discretionary category, as we've discussed many times. That's a scale volume-driven business where we're very well positioned in North America on the Amcor side.

The other part of that business is around specialty containers. That's a different business. It's also a scale business but not as big as the North American beverage business, which serves a number of different categories and makes containers for those categories across the board.

Now the Berry side of the containers business is much more comparable to the specialty containers business, of Amcor. That's where the complementarity comes in.

In fact, Berry doesn't do anything on the North American beverage business. They don't have exposure to that type of a segment.

So we believe that is very positive for us because we were very interested in the specialty containers business, as we call it, which is very much aligned with the Berry business.

Again, on the Berry side, we have really good high-value products. When you think about it, it is the containers business of Berry that actually brings along the healthcare exposure.

I talked about that earlier, here we see the multicomponent more complex delivery systems on the healthcare side, and there's other parts of the business that we likewise are attracted to. When you then go to the closure side of Berry, which is an addition to our business, particularly after we've divested our joint venture stake in the Bericap joint venture. Then you will find a nice exposure to dispensing systems and pumps that we likewise are very attracted to.

So it is very complementary, and it's not in the North American beverage space. And therefore, we're pretty excited about the combination.

Now you also asked us for our growth assumptions in the case of closures and dispensing systems.

I think it's a little too early for me to give you a concrete answer to that, that you can hold me to as we go forward. So I'll ask for a little more time for me to go back to that and confirm that on a later call.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between Amcor plc (“Amcor”) and Berry Global Group (“Berry”), on January 13, 2025, Amcor filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended on January 21, 2025, containing a joint proxy statement of Amcor and Berry that also constitutes a prospectus of Amcor. The registration statement was declared effective by the SEC on January 23, 2025 and Amcor and Berry commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders on or about January 23, 2025. INVESTORS AND SECURITY HOLDERS OF AMCOR AND BERRY ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Amcor or Berry through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Amcor are available free of charge on Amcor’s website at amcor.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Berry are available free of charge on Berry’s website at berryglobal.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.”

Certain Information Regarding Participants

Amcor, Berry, and their respective directors and executive officers may be considered participants in the solicitation of proxies from the shareholders of Amcor and Berry in connection with the proposed transaction. Information about the directors and executive officers of Amcor is set forth in its Annual Report on Form 10-K for the year ended June 30, 2024, which was filed with the SEC on August 16, 2024, its proxy statement for its 2024 annual meeting, which was filed with the SEC on September 24, 2024, and its Current Report on Form 8-K, which was filed with the SEC on January 6, 2025. Information about the directors and executive officers of Berry is set forth in its Annual Report on Form 10-K for the year ended September 28, 2024, which was filed with the SEC on November 26, 2024, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on January 7, 2025. Information about the directors and executive officers of Amcor and Berry and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed with the SEC and other relevant materials filed with or to be filed with the SEC regarding the proposed transaction when they become available. To the extent holdings of Amcor’s or Berry’s securities by its directors or executive officers have changed since the amounts set forth in the definitive joint proxy statement/prospectus, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Amcor’s or Berry’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain statements that are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identified with words like “believe,” “expect,” “target,” “project,” “may,” “could,” “would,” “approximately,” “possible,” “will,” “should,” “intend,” “plan,” “anticipate,” "commit," “estimate,” “potential,” "ambitions," “outlook,” or “continue,” the negative of these words, other terms of similar meaning, or the use of future dates. Such statements, including projections as to the anticipated benefits of the proposed Transaction (as defined herein), the impact of the proposed Transaction on Amcor's business and future financial and operating results and prospects, and the amount and timing of synergies from the proposed Transaction, are based on the current estimates, assumptions, projections and expectations of the management of Amcor and are qualified by the inherent risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties many of which are beyond Amcor's control. Neither Amcor nor any of its respective directors, executive officers, or advisors, provide any representation, assurance, or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Amcor. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on Amcor's business, the proposed Transaction and the ability to successfully complete the proposed Transaction and realize its expected benefits. Risks and uncertainties that could cause actual results to differ from expectations include, but are not limited to: occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement and Plan of Merger ("Merger Agreement") in connection with the proposed merger (the "Transaction") of Amcor and Berry Global Group, Inc. ("Berry"); risk that the conditions to the completion of the proposed Transaction with Berry (including shareholder and regulatory approvals) are not satisfied in a timely manner or at all; risks arising from the integration of the Amcor and Berry businesses; risk that the anticipated benefits of the proposed Transaction may not be realized when expected or at all; risk of unexpected costs or expenses resulting from the proposed Transaction; risk of litigation related to the proposed Transaction; risks related to the disruption of management's time from ongoing business operations as a result of the proposed Transaction; risk that the proposed Transaction may have an adverse effect on our ability to retain key personnel and customers; general economic, market and social developments and conditions; evolving legal, regulatory and tax regimes under which we operate; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed Transaction that could affect our financial performance; changes in consumer demand patterns and customer requirements in numerous industries; the loss of key customers, a reduction in their production requirements, or consolidation among key customers; significant competition in the industries and regions in which we operate; an inability to expand our current business effectively through either organic growth, including product innovation, investments, or acquisitions; challenging global economic conditions; impacts of operating internationally; price fluctuations or shortages in the availability of raw materials, energy, and other inputs which could adversely affect our business; production, supply, and other commercial risks, including counterparty credit risks, which may be exacerbated in times of economic volatility; pandemics, epidemics, or other disease outbreaks; an inability to attract and retain our global executive team and our skilled workforce and manage key transitions; labor disputes and an inability to renew collective bargaining agreements at acceptable terms; physical impacts of climate change; cybersecurity risks, which could disrupt our operations or risk of loss of our sensitive business information; failures or disruptions in our information technology systems which could disrupt our operations, compromise customer, employee, supplier, and other data; a significant increase in our indebtedness or a downgrade in our credit rating could reduce our operating flexibility and increase our borrowing costs and negatively affect our financial condition and results of operations; rising interest rates that increase our borrowing costs on our variable rate indebtedness and could have other negative impacts; foreign exchange rate risk; a significant write-down of goodwill and/or other intangible assets; a failure to maintain an effective system of internal control over financial reporting; an inability of our insurance policies, including our use of a captive insurance company, to provide adequate protection against all of the risks we face; an inability to defend our intellectual property rights or intellectual property infringement claims against us; litigation, including product liability claims or litigation related to Environmental, Social, and Governance ("ESG"), matters or regulatory developments; increasing scrutiny and changing expectations from investors, customers, suppliers, and governments with respect to our ESG practices and commitments resulting in additional costs or exposure to additional risks; changing ESG government regulations including climate-related rules; changing environmental, health, and safety laws; changes in tax laws or changes in our geographic mix of earnings; and other risks and uncertainties are supplemented by those identified from time to time in our filings with the Securities and Exchange Commission (the “SEC”), including without limitation, those described under Part I, "Item 1A - Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended June 30, 2024 and as updated by our quarterly reports on Form 10-Q. You can obtain copies of Amcor’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and Amcor does not undertake any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Presentation of non-GAAP information

Included in this communication are measures of financial performance that are not calculated in accordance with U.S. GAAP. These measures include adjusted EBITDA and EBITDA (calculated as earnings before interest and tax and depreciation and amortization), adjusted EBIT and EBIT (calculated as earnings before interest and tax), adjusted net income, adjusted earnings per share, adjusted free cash flow, net debt and synergies from the proposed Transaction. In arriving at these non-GAAP measures, we exclude items that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. Note that while amortization of acquired intangible assets is excluded from non-GAAP adjusted financial measures, the revenue of the acquired entities and all other expenses unless otherwise stated, are reflected in our non-GAAP financial performance earnings measures. While not all inclusive, examples of these items include: material restructuring programs, including associated costs such as employee severance, pension and related benefits, impairment of property and equipment and other assets, accelerated depreciation, termination payments for contracts and leases, contractual obligations, and any other qualifying costs related to restructuring plans; material sales and earnings from disposed or ceased operations and any associated profit or loss on sale of businesses or subsidiaries; changes in the fair value of economic hedging instruments on commercial paper and contingent purchase consideration; pension settlements; impairments in goodwill and equity method investments; material acquisition compensation and transaction costs such as due diligence expenses, professional and legal fees, and integration costs; material purchase accounting adjustments for inventory; amortization of acquired intangible assets from business combination; gains or losses on significant property and divestitures and significant property and other impairments, net of insurance recovery; certain regulatory and legal matters; impacts from highly inflationary accounting; expenses related to the Company's Chief Executive Officer transition; and impacts related to the Russia-Ukraine conflict. Amcor also evaluates performance on a comparable constant currency basis, which measures financial results assuming constant foreign currency exchange rates used for translation based on the average rates in effect for the comparable prior year period. In order to compute comparable constant currency results, we multiply or divide, as appropriate, current-year U.S. dollar results by the current year average foreign exchange rates and then multiply or divide, as appropriate, those amounts by the prior-year average foreign exchange rates. We then adjust for other items affecting comparability. While not all inclusive, examples of items affecting comparability include the difference between sales or earnings in the current period and the prior period related to disposed, or ceased operations. Comparable constant currency net sales performance also excludes the impact from passing through movements in raw material costs.

Management has used and uses these measures internally for planning, forecasting and evaluating the performance of the Company’s reporting segments and certain of the measures are used as a component of Amcor’s Board of Directors’ measurement of Amcor’s performance for incentive compensation purposes. Amcor believes that these non-GAAP measures are useful to enable investors to perform comparisons of current and historical performance of the Company. For each of these non-GAAP financial measures, a reconciliation to the most directly comparable U.S. GAAP financial measure has been provided herein. These non-GAAP financial measures should not be construed as an alternative to results determined in accordance with U.S. GAAP. The Company provides guidance on a non-GAAP basis as we are unable to predict with reasonable certainty the ultimate outcome and timing of certain significant forward-looking items without unreasonable effort. These items include but are not limited to the impact of foreign exchange translation, restructuring program costs, asset impairments, possible gains and losses on the sale of assets, and certain tax related events. These items are uncertain, depend on various factors, and could have a material impact on U.S. GAAP earnings and cash flow measures for the guidance period.

This document also includes certain projections of non-GAAP financial measures related to the combined company after the consummation of the proposed Transaction. Due to the high variability and difficulty in making accurate forecasts and projections in connection with the results of the combined company after the consummation of the proposed Transaction, together with certain information excluded from these projected non-GAAP financial measures not being ascertainable or accessible, Amcor is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP financial measures for such projected non-GAAP financial measures and no reconciliation of projected non-GAAP financial measure for the combined company to directly comparable GAAP measures has been included in this document.